Mizuho Securities Canada Inc.

Statement of Financial Condition

March 31, 2024

With Report of Independent Registered Public Accounting Firm



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SEC FILE NUMBER
300059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/23**   AND ENDING **03/31/24**
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mizuho Securities Canada Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 1271 Avenue of the Americas
                                                (No. and Street)
 New York   **NY**   **10020**
                  (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

 Mitchell Billek   **(201) 626-1286**   **Mitchell.Billek@mizuhogroup.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
 Ernst & Young LLP

                              (Name – if individual, state last, first, and middle name)
 One Manhattan West   **NY**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)
10/20/2003   **42**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, **Mitchell Billek**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Mizuho Securities Canada Inc.**, as of **March 31**, **2024**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to Before me this 16th day of May 2024

Signature:

Title: **Managing Director & Chief Financial Officer**

Notary Public

David M. Beva
Notary Public
State of New Jersey
No. 50151943
Commission Expires Feb. 16, 2028

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ___

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Securities Canada Inc.

Statement of Financial Condition
March 31, 2024

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Mizuho Securities Canada Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mizuho Securities Canada Inc. (the Company) as of March 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
May 16, 2024

Mizuho Securities Canada Inc.
Statement of Financial Condition

As of March 31, 2024

(In Thousands of U.S. dollars, Except Share Data)

Assets

Cash and cash equivalents	$	22,609
Receivables from brokers/dealers and clearing organizations		1,286
Other assets		333
Total Assets	$	24,228

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses and other liabilities	$	274
Payable to brokers/dealers and clearing organizations		110
Payables to affiliates		80
Total Liabilities		464

Stockholder's Equity

Common stock:		
100 shares issued and outstanding ($1 per share)	$	19,891
Additional paid in capital		-
Retained earnings		3,869
Accumulated other comprehensive income (loss)		4
Total Stockholder's Equity		23,764
Total Liabilities and Stockholder's Equity	$	24,228

The accompanying notes are an integral part of the Statement of Financial Condition

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

1. Organization and Description of Business

Mizuho Securities Canada Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities USA LLC ("MSUSA"). The Company participates in debt and equity underwritings in the Canadian marketplace. The Company's functional currency is the Canadian dollar ("CAD"). The Statement of Financial Condition is presented in U.S. dollars ("$" or "USD").

The Company is a corporation organized under the laws of British Columbia, Canada. The Company is also a registered broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the U.S Financial Industry Regulatory Authority ("FINRA") and the Canadian Investment Regulatory Organization ("CIRO"), the Canadian national self-regulatory organization, and is subject to the rules and regulations of these organizations.

MSUSA is a U.S. limited liability company and is registered as a broker-dealer with the SEC and as a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). MSUSA is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment pertain to allowance for credit losses and valuation of current and deferred income taxes. Actual results could differ from those estimates.

.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase. The Company has no cash equivalents at March 31, 2024.

Credit Losses

The Company accounts for estimated credit losses in accordance with ASC 326-20, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses on financial assets measured at amortized cost over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2024 and the calculation did not have an impact on its Statement of Financial Condition. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults.

Investment banking

Investment banking includes fees earned from debt and equity underwriting. The Company accounts for the fees earned from underwriting in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. ASC 606 prescribes that fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date, when the deal is launched into the primary market. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations. If underwriting deal related expenses are incurred prior to the completion of the underwriting process, they are deferred and recognized at the time the related revenue is recognized.

Investment banking fees receivable of $1,096 at March 31, 2024 is reported in receivables from brokers/dealers and clearing organizations on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

Foreign exchange

Assets and liabilities denominated in non-CAD currencies are revalued into CAD equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition.

For the purpose of preparing the Statement of Financial Condition, the Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters*.

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this ASU apply to all entities that are subject to Topic 740, Income Taxes.

The main provisions of the amendments in this ASU require that entities disclose qualitatively significant reconciling items and individual jurisdictions in effective tax rate reconciliation, and income tax paid on an annual basis. In addition, the amendments update other disclosures, including the requirement of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign; the elimination of requirement disclosing possible change in the unrecognized tax benefits balance in the next 12 months; and the elimination of disclosing certain deferred tax liability because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

This ASU will be applicable for Statement of Financial Condition issued for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this ASU on its Disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU provides amendments to ASC 280 and requires disclosure of incremental segment information, including significant segment expenses. This ASU will be applicable for Statement of Financial Condition issued for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU on its Statement of Financial Condition.

3. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies for shared personnel and outsourced management services.

MSUSA and Mizuho Bank Ltd. Canada Branch (“MHBK Canada Branch”) provide managerial and support services to the Company and charge fees pursuant to Service Level Agreements, which are recorded in payables to affiliates on the Statement of Financial Condition. As of March 31, 2024, the amounts due from the Company to MSUSA and MHBK Canada Branch was $70 and $10, respectively.

(In Thousands of U.S. dollars)

4. Income Taxes

The Company files U.S. Federal, state, local and Canadian income tax returns.

The difference between the Canadian tax rate and the effective tax rate is due to a full release of valuation allowance on the benefit from Canadian taxes partially offset by taxes paid in the US at the federal rate of 21%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has fully released the valuation allowance of $164, as the Company believes it is more likely than not that the deferred tax assets will be realized.

The Company had no unrecognized tax benefits as of March 31, 2024. As of March 31, 2024, management does not believe that there were any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's income tax returns beginning with tax year ended March 31, 2021 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes and by the Canada Revenue Agency for Canadian tax purposes. The Company's income tax returns beginning with tax year ended March 31, 2019 remain subject to examination by the state and local tax authorities.

5. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its underwriting business. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

5. Risk Management (continued)

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, and securities, are subject to market risk. For the year ended March 31, 2024, there were no such instruments entered into or outstanding.

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability, to meet its contractual, including contingent obligations. For the year ended March 31, 2024, the company had no exposure to liquidity risk. The Company does not take any positions that incur funding risk either on or off-balance sheet.

Credit Risk – Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. Credit risk can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company is engaged in underwriting activities with counterparties primarily in the financial services industry. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument. There was no credit risk that had a material impact on the Company's Statement of Financial Condition.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes, and assessment methodologies to ensure that operational risk is appropriately identified. There was no operational risk that had a material impact on the Company's Statement of Financial Condition.

(In Thousands of U.S. dollars)

6. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at March 31, 2024.

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's financial condition .

7. Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is required to maintain net capital, as defined, at the greater of $100 or 6-2/3% of aggregate indebtedness under the Securities Exchange Act of 1934. At March 31, 2024, the Company had net capital of $20,749, which was $20,649 in excess of its $100 requirement. The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2024.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

8. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the Statement of Financial Condition date but before the date the Statement of Financial Condition is issued. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the Statement of Financial Condition date, including estimates inherent in the Statement of Financial Condition's preparation.

The Company evaluated events subsequent to March 31, 2024 through May 16, 2024, the date on which the Statement of Financial Condition was issued. There were no material recognizable or non-recognizable subsequent events during this period.